NOTICE AND ACKNOWLEDGEMENT


Date:                        June 17, 1998
Account Party:               RhoMed Incorporated
                             214 Carnegie Center, Suite 100
                             Princeton, NJ 08540
                             Attn:  Mr. Edward J. Quilty, President, CEO
                                    and Chairman

Re:   Notice of Assignment of Schedule No(s) 001 to Master Lease Agreement
No. 0013E and Schedule No(s). 002, 003, 004, and 005 to Patent Assignment and License Agreement No 0013P (the "Account(s)")

Dear Mr. Quilty:

This is to notify you that the referenced Account(s) between you (the "Account(s) Party") and Aberlyn Capital Management Limited Partnership and/or Aberlyn Capital Management Limited Partnership II (the "Seller") has been transferred and assigned as of the Transfer Date (as defined below) by the Seller to Phoenixcor, lnc. (the "Purchaser"), together with all of Sellers rights, title and interest in and to the collateral described therein (the "Collateral"), all other collateral and property securing the Account(s) and all of the Account(s) Documents related thereto (the "Account(s) Documents"), subject to certain rights retained by Seller, specifically (i) the right to payments of all amounts due and payable for any periods prior to the Transfer Date, as herein defined, (ii) the right to payments of all amounts accrued but not yet billed for any periods prior to the Transfer Date; (iii) the right to payment of indemnities which are now or hereafter payable to Seller, in its capacity as lessor, licensor, or secured party under the Account(s) Documents, to the extent such indemnity payments relate to events and periods prior to the Transfer Date, and (iv) the right to enforce payment by the Account(s) Party, of any of the foregoing for the benefit of the Seller ("Seller's Retained Rights"). The foregoing transfers and assignments shall be effective as of June 1, 1998 (the "Transfer Date").

All notices in respect of the Account(s) after the Transfer Date and all payments due under the Account(s) on or after the Transfer Date should he sent or remitted to Purchaser at the following address:

                                    Phoenixcor, Inc.
                                    c/o Marge Day, Cash Mgr.
                                    65 Water Street
                                    South Norwalk
                                    CT 06854
                                    Phone:  203/855-0030
                                    Fax:  203/831-8229

If applicable, any Account(s) not referenced in this Notice and Acknowledgement continues to remain subject to Aberlyn Capital Management Limited Partnership and/or Aberlyn Capital Management Limited Partnership II interests and you should continue to correspond and remit to same.

By signing the enclosed copy of this Notice, Account(s) Party acknowledges and agrees for the benefit of Seller and Purchaser as follows, all as of the date hereof:

1. The Account(s). Pursuant to the terms of the Account(s) Documents, Account(s) Party is obligated to pay all of the amounts described in the Account(s) Documents.

2. The Account(s) Documents. The Account(s) Documents are in fill force and effect, and are valid, binding and enforceable against Account(s) Party in accordance with their terms. There exists no Event of Default, nor any state of facts which with notice, or the passage of time, or both, would constitute an Event of Default, under the Account(s) Documents.

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3. Assignment of Account(s) Documents. Account(s) Party acknowledges the assignment of the Account(s) to Purchaser and agrees that it shall pay directly to Purchaser, without abatement, deduction or setoff, all amounts which are due or may become due under the Account(s) Documents. The execution and delivery of this Notice and Acknowledgment has been duly authorized by Accounts Party. Accounts Party will promptly do, execute, acknowledge and deliver any further acts, instruments, and assurances reasonably requested by the Purchaser in order to give effect to or to more fully perfect the assignment and sale of the Accounts.

4. Equipment Acceptance. If applicable, the equipment has been delivered to and accepted by Account(s) Party and is located at the address specified in the Account(s) Documents. Purchaser assumes no obligations regarding the equipment, including its condition or operation, except as required by the Account(s) Documents after the Transfer Date.

This Notice and Acknowledgement may not be revoked and amended except by Purchaser. Purchaser has requested that you please indicate your receipt and acknowledgement of notice of the assignment of the Account(s) and to confirm the accuracy of the information herein by executing and forwarding the enclosed copy of this Notice and Acknowlegement to the Purchaser in the enclosed return envelope.

Please feel free to contact the representatives listed below at Purchaser and Seller if you have any questions regarding the assignment:

          Seller                                        Purchaser
          Michelle P. Joslin                            Debbie Bogdwicz
          781-895-1144                                  203-857-7718

Please direct the insurance carrier insuring the Equipment and any other collateral to issue an amended Insurance Certificate complying with the provisions of the Account(s) Documents and which reflect Purchaser as an additional insured and/or loss payee as its interests may appear. The Insurance Certificate should be sent to Phoenixcor, Inc., 65 Water Street, South Norwalk, CT 06854, Attn: Robert Van Tine.

                      Aberlyn Capital Management Co., Inc.
                      General Partner to
                      Aberlyn Capital Management Limited Partnership Aberlyn Capital Management Limited Partnership II


                      By: /s/ Diana M. Spano
                      Name: Diana M. Spano
                      Title: VP & COO


If your consent to this transfer and assignment is required under the terms of your Account(s) Document, such consent shall be deemed given upon execution of this letter.

ACKNOWLEDGED, ACCEPTED, AGREED AND CONSENTED TO:

ACCOUNT(S) PARTY: RhoMed Incorporated

By:     /s/ Stephen T. Wills

Name:

Title: